

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 6, 2009

Mr. Kulwant Sandher
Chief Financial Officer
Turner Valley Oil and Gas Inc.
604-700 West Pender Street
Vancouver, BC V6C 1G8

   Re: **Turner Valley Oil & Gas, Inc.**
      Form 10-KSB for Fiscal Year Ended December 31, 2007
      Filed April 14, 2008
      File No. 000-30891

Dear Mr. Sandher:

  We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

        Sincerely,

        Karl Hiller
        Branch Chief